1 / 4 Press Release Opfikon, 16 February 2024 Liberty Global announces intention to spin-off 100% of Sunrise to shareholders • Liberty Global today announces its intention to spin-off 100% of Sunrise to Liberty Global shareholders. The transaction aims to maximize shareholder value by crystallizing the value of Sunrise, allowing shareholders to fully participate in the future growth and upside of both Sunrise and Liberty Global. • The spin-off will leverage the full potential of Sunrise as a locally listed FMC challenger, building on the successful integration of Sunrise and UPC since their combination in 2020. • The operational business will not be affected by the spin-off. Customers, employees, suppliers, or other stakeholders can rely on continuity. Sunrise CEO Andre Krause said: ‘We are excited to be listed in Switzerland once again and provide local investors with access to our scaled FMC challenger position in the market. Following the successful integration and synergy delivery of the UPC combination, Sunrise has a very attractive FCF profile and plans to offer an attractive shareholder remuneration framework. We will present more detail at a Capital Markets Day later this year. Liberty Global CEO Mike Fries commented: Liberty is fully committed to listing Sunrise with a strong capital structure which, alongside future cash generation potential will underpin Sunrise’s attractive equity story and scope for dividends.’ Key Sunrise investment highlights include: • Strong fully-converged national challenger: Clear number two operator with scaled positions across all fixed, mobile and converged products in the market • Best 5G coverage and next-generation fixed network: Delivering nationwide 5G and 1 GIG coverage to support a multi-brand strategy and converged offerings • Multiple growth levers: Strategy focused on growing share in B2B and B2C segments, combined with further cost efficiencies and efficient capital intensity, benefiting from high quality, well-invested infrastructure and attractive wholesale economics • High cash generating asset: Sunrise benefits from strong cash generation and expects to have a more de-levered balance sheet with a long-term fixed rate debt profile (with 5 years average maturity, ~3% average cost of debt) enabling an attractive dividend distribution policy going forward • Experienced management team: Sunrise leadership have strong telecoms track record and experience in managing a listed company with CEO Andre Krause and CFO Jany Fruytier The listing of Sunrise on the SIX Swiss Exchange is planned for 2H24. Sunrise will be listed with a long dated, low-cost capital structure supported by CHF1.5B ($1.7B1) of debt reduction. The debt reduction is expected to be accomplished through Sunrise expected FCF generation, debt optimization and Liberty Global corporate liquidity including non-core asset disposals at Liberty Global. 1 FX rate as of Feb 15th 2024 Filed by Liberty Global Ltd. (Commission File No.: 001-35961) Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 2 / 4 Following a strong Q4’23 performance at Sunrise with a return to both revenue and adjusted EBITDA growth, we are communicating the following Sunrise financial guidance for 20242: Stable revenue, stable to low-single digit adjusted EBITDA growth on a rebased basis3, 16-18% capex to sales and adjusted FCF4 range of CHF360- 400m, prior to any de-leveraging benefit. Full details can be found in the Liberty Global Press Release. Sunrise Media Relations media@sunrise.net 0800 333 000 2 Based on current reporting under US GAAP We calculate Sunrise rebased growth percentages consistent with the way we calculate Liberty Global rebased growth percentages in our earnings releases. 4 We define Adjusted FCF as net cash provided by the operating activities of our continuing operations, plus operating-related vendor financed expenses (which represents an increase in the period to our actual cash available as a result of extending vendor payment terms beyond normal payment terms, which are typically 90 days or less, through non-cash financing activities), less (i) cash payments in the period for capital expenditures, (ii) principal payments on operating- and capital-related amounts financed by vendors and intermediaries (which represents a decrease in the period to our actual cash available as a result of paying amounts to vendors and intermediaries where we previously had extended vendor payments beyond the normal payment terms), and (iii) principal payments on finance leases (which represents a decrease in the period to our actual cash available) 3 Rebased growth percentages, which are non-GAAP measures, are presented as a basis for assessing growth rates on a comparable basis. 3 / 4 No offer to sell or solicit This communication is not an offer to sell or a solicitation of offers to purchase or subscribe for shares or a solicitation of any vote or approval. This document is not a prospectus within the meaning of the Swiss Financial Services Act and not a prospectus under any other applicable laws. Copies of this document may not be sent to, distributed in or sent from jurisdictions in which this is barred or prohibited by law. The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, in any jurisdiction in which such offer or solicitation would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction and there shall be no sale of securities in any such jurisdiction. This announcement is only addressed to and directed at specific addresses who: (A) if in member states of the European Economic Area (the EEA) are people who are “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (as amended) (the Prospectus Regulation) (Qualified Investors); and (B) if in the U.K., are “qualified investors” within the meaning of Article 2(e) of the UK version of the Prospectus Regulation as it forms part of domestic law in the U.K. by virtue of the European Union (Withdrawal) Act 2018 (the UK Prospectus Regulation) who are: (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Order); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order; or (C) are other persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended)) in connection with the sale of any securities of the Company or any member of its group may otherwise lawfully be communicated or caused to be communicated (all such persons referred to in (B) and (C) being Relevant Persons). This announcement must not be acted on or relied on (i) in the U.K., by persons who are not Relevant Persons and (ii) in any member state of the EEA by persons who are not Qualified Investors. Any investment activity to which this announcement relates (i) in the U.K. is available only to, any may be engaged in only with, Relevant Persons; and (ii) in any member state of the EEA is available only to, and may be engaged only with, Qualified Investors. This communication is an advertisement for the purposes of the Prospectus Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended) and underlying legislation. It is not a prospectus. A copy of any prospectus published by the Company will, if approved and published, be made available for inspection on the issuer’s website at www.libertyglobal.com subject to certain access restrictions. Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. As announced today, Liberty Global intends to spin-off its businesses attributed to Sunrise GmbH (“Sunrise”) into a separate publicly-traded company (the “Transaction”). In connection with the Transaction, a registration statement on Form F-4 that will include a preliminary proxy statement (the “Proxy Statement/Prospectus”) will be filed and mailed to the Liberty Global shareholders. LIBERTY GLOBAL SHAREHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN AND OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTION THAT LIBERTY GLOBAL AND SUNRISE WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Liberty Global shareholders and investors may obtain free copies of the Proxy Statement/Prospectus and other relevant materials (when they become available) and other documents filed by Liberty Global and Sunrise at the SEC’s website at www.sec.gov. Copies of the Proxy Statement/Prospectus (and other relevant materials when they become available) and the filings that will be incorporated by reference therein may also be obtained, without charge, by contacting Liberty Global’s Investor Relations at ir@libertyglobal.com or +1 (303) 220- 6600. Participants in Solicitation Liberty Global and its directors, executive officers and certain employees, may be deemed, under rules of the Securities and Exchange Commission (the “SEC”), to be participants in the solicitation of proxies in respect of the proposed Transaction. Information regarding Liberty Global’s directors and executive officers is set forth in Liberty Global’s filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above. Forward-Looking Statements This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Transaction, the listing of the Sunrise shares for trading on the SIX Swiss Exchange (the “SIX”), Sunrise’s 2024 financial guidance and other information and statements that are not historical fact. These forward-looking statements are subject to certain risks and uncertainties, some of which are beyond our control, that could cause actual results to differ materially from those expressed or implied by these statements. Such risks and uncertainties include the risk that we do not receive shareholder approval for the Transaction and/or related matters, our ability to satisfy the other conditions to the Transaction on the expected timeframe or at all, the approval of the shares of Sunrise for listing on the SIX and the development of a trading market for them, the Liberty Global Board of Directors’ discretion to decide not to complete the Transaction for any reason, our ability to realize the expected benefits from the Transaction, unanticipated difficulties or costs in connection with the Transaction, Sunrise’s ability to successfully operate as an independent public company and maintain its relationships with material counterparties after the Transaction, and other factors detailed from time to time in our filings with the Securities and Exchange Commission, including our most recently filed annual report on Form 10-K, as it may be supplemented from time to time by our quarterly reports and other subsequent filings. 4 / 4 These forward-looking statements speak only as of the date hereof. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You are cautioned not to place undue reliance on any forward-looking statement.